Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Including Interest on Deposits

	Six months ended
	September 30,		Fiscal Year Ended March 31,
	2008	2007	2008	2007	2006	2005	2004

Income before income taxes	(4,813)	14,792	27,362	28,594	22,558	18,432	19,198
Income tax expense	(2,228)	4,863	8,949	9,566	6,903	5,369	6,332
Net income	(2,585)	9,929	18,413	19,028	15,655	13,063	12,866
Fixed charges:
Interest expense on deposits	17,087	19,285	38,073	32,251	19,988	16,144	15,509
Interest expense on Federal Home Loan
Bank advances and other borrowings	2,927	4,122	8,572	7,882	4,908	-	-
Total fixed charges	20,014	23,407	46,645	40,133	24,896	16,144	15,509
Earnings (for ratio calculation)	15,201	38,199	74,007	68,727	47,454	34,576	34,707
Ratio of earnings to fixed charges	0.76x	1.63x	1.59x	1.71x	1.91x	2.14x	2.24x